P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338
Head Office 79 Pall Mall
London SW1Y 5EJ England
Incorporated by Royal Charter
with limited liability
Company number Z73

02 JUN 19 AM 11:05

11 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02042000

**82-2083**

Dear Sirs

SUPPL

**BOARD ANNOUNCEMENT**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

Liz Eddington
**Company Secretariat**

enc

6/19

EMBARGO: NOT FOR PUBLICATION BEFORE 09:00 HOURS (UK TIME) ON TUESDAY 11 JUNE 2002

## BOARD ANNOUNCEMENT

P&O announces that Graeme Dunlop, Chairman and Managing Director of P&O Ferries, is to retire at the end of 2002 and will become a Special Adviser to the Chairman and the Board. Graeme, who turns 60 this month, has been a P&O Main Board Director since 1991. He is to become President of the European Community Shipowners Association in 2003.

Russ Peters, who has been Managing Director of P&O Stena Line since its inception in 1998, will become responsible for the whole of P&O Ferries on Graeme's retirement. Prior to then he will take charge of the consolidation and rationalisation of P&O's ferry operations following its expected acquisition of Stena Line's 40% holding in P&O Stena Line and the proposed restructuring of the North Sea routes.

Commenting on the announcement, P&O Chairman Lord Sterling said "Graeme has devoted his whole career to P&O. Over the last few years, his immense knowledge and wealth of experience of the ferries business has made his name synonymous with the industry. He has made a major contribution to the development of P&O's ferry division over many years, helping to achieve the brand leadership we enjoy today. Graeme is an excellent choice as the next President of ECSA."

"At the same time I am pleased that Russ will play a leading role in the further development of our ferries division. He has considerable experience of the business and I am sure he will be able to maximise the benefits of the strategic moves we are making as the market continues to grow."

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Notes to editors:

1. Graeme Dunlop joined P&O as a management trainee in 1964 after graduating from Cambridge University. His early career was spent in a wide range of posts in cargo and passenger shipping. In 1979 he was appointed Managing Director of North Sea Ferries. He became Managing Director of P&O European Ferries in 1987 and Chairman in 1993. In 1999/2000 he was President of the Chamber of Shipping. Graeme is currently Chairman of the Standard Steamship Owners' P&I Association and Vice-President of ECSA.

2. Before joining P&O, Russ Peters was Managing Director of a privately owned international road haulage company. In 1987 he was appointed Freight Director of P&O European Ferries. He became Managing Director of P&O North Sea Ferries in 1990 and Managing Director of P&O European Ferries (Dover) in 1994. Russ has been Managing Director of P&O Stena Line since March 1998.

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